Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On October 10, 2003, Palm issued a press release announcing that Institutional Shareholder Services, Inc. had recommended that Palm’s stockholders approve the spin-off of PalmSource, Inc. and the subsequent acquisition of Handspring, Inc. The text of the press release follows.

Brad Driver, investor relations

408.503.2943

brad.driver@corp.palm.com

Marlene Somsak, media relations

408.503.2592

marlene.somsak@corp.palm.com

ISS Supports Palm Proposal

to Spin Off PalmSource and Acquire Handspring

MILPITAS, Calif., Oct. 10, 2003 — Palm, Inc. (Nasdaq: PALM) today announced that Institutional Shareholder Services Inc. (ISS), the nation’s leading independent proxy advisory firm, has evaluated the transaction Palm has put before stockholders for a vote on Oct. 28 and recommended stockholders approve it.

The transaction would result in the spin-off of PalmSource, Inc., the Palm subsidiary responsible for developing and licensing the world-leading Palm OS(R) platform for handheld computers and smartphones, and the distribution of PalmSource common stock to Palm’s stockholders.

The transaction also would result in the acquisition of Handspring, Inc., and the issuance of shares of Palm common stock — immediately following the PalmSource distribution — to Handspring stockholders. Following the spin-off of PalmSource and the acquisition of Handspring, Palm, Inc. will assume a new name, palmOne, Inc. palmOne will offer the broadest portfolio of mobile computing and communication devices in the industry. Products will bear one of the company’s three subbrands: Zire(TM), aimed at consumers and multimedia enthusiasts; Tungsten(TM), targeting mobile professionals and business; and Treo, the subbrand for smartphones, which are marketed to both individuals and businesses.

“We appreciate ISS’ concurrence that the proposed Palm transaction warrants stockholders’ support,” said Eric Benhamou, Palm chairman and interim chief executive officer.

“Palm is confident the transaction will result in the creation of the leading handheld-software platform company and an even stronger market leader in mobile devices and solutions. We believe these ‘pure-play’ companies to attract new sets of investors and lead to increased stockholder value,” Benhamou said.

The ISS report to Palm stockholders concluded that, “The PalmSource distribution allows both software and hardware groups to focus on each company’s respective business plans and products. Also, the merger of Palm’s Solutions Group with Handspring would allow for a stronger combined company with the potential strategic synergies. Therefore, we believe the transaction warrants shareholder support.”

ISS recommends that Palm stockholders vote in favor of the transaction, which comprises the spin-off and the acquisition. The date Oct. 28 has been set for the Palm Annual Stockholders Meeting. Separately, Handspring stockholders will vote on the acquisition of Handspring by Palm also on Oct. 28.

Palm stockholders of record as of Sept. 23 are eligible to vote on the transaction. Palm stockholders of record as of Oct. 28 are eligible to receive shares of stock of PalmSource.

PalmSource common stock currently is quoted on a when-issued basis on the Over-the-Counter Bulletin Board. The ticker on Bloomberg’s or Nasdaq’s web site is PSRCV, and on Yahoo! Finance it is PSRCV.OB. Once the transaction has closed, PalmSource stock is approved to trade on Nasdaq under the ticker symbol PSRC.

The ticker symbol for palmOne will be PLMO, beginning after Oct. 28.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the impact of the combined company on the market for mobile devices and solutions. These statements are subject to risks and uncertainties that could cause actual results to differ. The consummation of the transaction resulting in the Handspring merger with and into Palm is subject to customary closing conditions, including approval by each company’s stockholders, which conditions may not be satisfied. In addition, the combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s most recent filings with the Securities and Exchange Commission, including its annual report on Form 10-K/A. Palm does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or Palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.1909 or Kip.Meintzer@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).

About Palm, Inc.

Information about Palm, Inc. is also available at http://www.palm.com/aboutpalm.

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Palm OS is a registered trademark of PalmSource, Inc., a subsidiary of Palm, Inc. Palm, Zire and Tungsten are trademarks of Palm, Inc. Other brands may be trademarks of their respective owners.